Exhibit 21
SUBSIDIARIES OF COLDWATER CREEK INC.

Name of Subsidiary	State or Country of Organization
Coldwater Creek U.S. Inc.	Delaware
Aspenwood Advertising, Inc.	Delaware
Coldwater Creek The Spa Inc.	Idaho
Coldwater Creek Merchandising & Logistics Inc.	Delaware
CWC Rewards Inc.	Arizona
CWC Worldwide Services Inc.	Idaho
Coldwater Creek Sourcing Inc.	Idaho